UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
November 30, 2007

UNION CARBIDE CORPORATION
(Exact name of registrant as specified in its charter)

New York	1-1463	13-1421730
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 West Sam Houston Parkway South, Houston, Texas 77042
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(713) 978-2016

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.05 Costs Associated with Exit or Disposal Activities.

On November 30, 2007, the Board of Directors of Union Carbide Corporation (the "Corporation" or "UCC") approved a plan to shut down certain assets, as described in Item 2.06 below, and make organizational changes within targeted support functions to enhance the efficiency and cost effectiveness of the Corporation's operations. The Corporation will significantly reduce support functions, including research and development, primarily at Union Carbide's site in South Charleston, West Virginia, as those functions continue to align their activities more closely with the strategic growth objectives of The Dow Chemical Company, the parent of the Corporation.

As a result of the shutdowns and the organizational changes, approximately 225 jobs will be eliminated.

The Corporation will record a charge in the fourth quarter of 2007 for costs associated with these activities, consisting of severance costs of approximately $25 million and contract cancellation fees of approximately $5 million. In total, the charge is expected to be approximately $30 million.

All severance costs and contract termination fees associated with these activities will result in future cash expenditures.

Item 2.06 Material Impairments.

On November 30, 2007, the Board of Directors approved a plan to shut down certain assets in West Virginia and Louisiana to enhance the efficiency and cost effectiveness of the Corporation's operations. As a consequence of these shutdowns, which are scheduled to be completed by the end of 2009, UCC will record an additional charge of approximately $40 million in the fourth quarter of 2007 for asset write-downs, including the write down of a research and development facility in South Charleston, West Virginia, and the write down of a polypropylene manufacturing facility and related capital project spending. Due to a number of factors, including the inability to secure a source of economically sustainable propylene and the use of older technologies at the plant, the Corporation decided to shut down the polypropylene facility at St. Charles Operations in Hahnville, Louisiana, by the end of 2007.

None of the costs related to the write-down or write-off of assets will result in future cash expenditures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 4, 2007   UNION CARBIDE CORPORATION

By: /s/WILLIAM H. WEIDEMAN

Name: William H. Weideman
Title: Vice President and Controller
        The Dow Chemical Company
        Authorized Representative of
        Union Carbide Corporation